NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	September 12, 2023

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. KEY PATENT APPLICATION FILED FOR AUTOMATED TRACTION OPTIMIZATION METHOD FOR VEHICLE SUSPENSION SYSTEMS

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that it has filed its first Patent application for the Company's Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its automotive wilderness technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for its current and future technologies.

The Method has been researched, designed, engineered and developed in the Company's wholly owned subsidiary KIQ X Industries Inc. ("KIQ") under our proprietary brand name KXI Wildertec™.  Over the past two years a talented team of engineers, technology specialists, wilderness experts and corporate stakeholders committed to the successful creation of a unique and proprietary vehicle suspension control method.  The technology automatically orients a vehicle around its center of gravity and adjusts itself to safely apply optimal ground pressure to each wheel to deliver maximum traction and stability in real time.

The design objective of the Method is to ensure all vehicle maneuvers, whether automated or manual, are performed in a stable balanced position when driven in complex and dynamic environments.  Challenging maneuvers addressed by the Method include ledge climbs, ledge drops, ditch crossings, extreme obstacles and severe side-slope challenges.  Extensive testing in extreme wilderness scenarios has confirmed that the Method can be expected to provide:

  Novel traction capabilities for a vehicle to better access remote wilderness areas by automated management of each wheel's ground pressure oriented to the center-of-gravity of the vehicle delivering predicable, stable travel in diverse wilderness terrain compositions;

  Diminishment of wheel slip and the enablement of safer climbing, traversing and descending operations resulting in lower negative ecological impacts and less fuel consumption;

  Gyroscopically balanced ride controls provide preset and automatically adjusting configurations that improve ride quality to enable safer travel speeds on wilderness service roads, rugged trails and better access to overgrown, heavily sloped and complex wilderness terrain while mitigating occupant stress and fatigue.

Chris Stewart, President of KIQ comments: "As the majority of the automotive industry focuses on complex autonomous challenges of driveline, braking and steering, KIQ is signaling a new technology evolution with this milestone patent application and our commitment to technologically advancing the traction and ride aspects of autonomous driving in the world's harshest conditions.  Applications of our Method range from wildfire fighting to disaster response to a multitude of other critical jobs in wilderness environments. Our patent pending technology and its subsequent developments are expected to significantly improve wilderness access, worker safety, operational efficiencies and economic advantages to numerous market segments."

James R. Bond CEO of the Company comments: "Kelso is excited to file the first patent application for its automated traction optimization method for vehicle suspension systems.  This demonstrates the potential value of Kelso's commitment to initiate evolutionary innovative automotive technologies.  Our KXI Wildertec™ program is expected to positively impact transportation safety for drivers, workers and the general public operating in the toughest wilderness environments.  Our technologies are expected to provide the Company with a multitude of commercial business applications and revenue growth in numerous under serviced wilderness market segments.  Management wishes to thank our staff, the engineers, technology experts, wilderness specialists and corporate stakeholders who have made positive contributions to the creation and the ongoing commitment to the potential of our KXI Wildertec™ research and development."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in both rail and automotive transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  Kelso is also developing its new KXI Wildertec™ technologies to initiate new business growth with new wilderness transportation technologies.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com  and www.KXIWildertec.com and public documents posted under the Company's profile on www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the patent application filing forms the Company's intellectual foundation for its automotive wilderness technologies;  that the patent application filing begins the Company's comprehensive proprietary protection program for its current and future technologies; that extensive testing in extreme wilderness scenarios has confirmed that the Method can be expected to provide novel traction capabilities for a vehicle to better access remote wilderness areas, lower negative ecological impacts and less fuel consumption and the mitigation of occupant stress and fatigue; that our patent pending technologies and subsequent discoveries and developments are expected to significantly improve wilderness access, worker safety, operational efficiencies and economic advantages to numerous market segments; that our KXI Wildertec™ program is expected to positively impact transportation safety for drivers, workers and the general public operating in the toughest wilderness environments; and that our technologies are expected to provide the Company with a multitude of commercial business applications and revenue growth in numerous under serviced wilderness market segments.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the patent application and subsequent patent applications may not be granted; risk that the longer-term effects of inflation and supply chain issues may last much longer than expected delaying R&D schedules and commercial business orders from customers; that the development of new KXI Wildertec technologies may proceed slower than expected, cost more or may not result in a salable product; capital resources may not be adequate enough to fund future operations as intended;  that regulatory compliance may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that market introduction of KXI Wildertec products may not grow and sustain anticipated revenue streams; that the Company's automotive products may not receive regulatory certification; that new customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's potential market share;  that new product ideas under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new technology offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Key Patent Application Filing for its Automated Traction Optimization Method for Vehicle Suspension Systems

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

Key Patent Application Filing for its Automated Traction Optimization Method for Vehicle Suspension Systems